SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC

2 October 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

AVIVA SAVINGS RELATED SHARE OPTION SCHEME 2007
2014 INVITATION - DATE OF GRANT - 30 SEPTEMBER 2014

The following director has been granted an option over Aviva plc Ordinary shares of 25p each under the Aviva Savings Related Share Option Scheme 2007. The option was granted in London on 30 September 2014.

The 2014 Invitation was offered to all eligible employees in the UK and the director named below has elected to have contributions deducted from his salary over a fixed period and will have the opportunity to buy shares at the Option Price at the end of the contract. As with all other employees who participate in the 2014 Invitation, he will only be able to benefit from the option if the share price at the end of the contract is higher than the Option Price.

Name	Option Price	No of shares under option
Mark Wilson	419p	3,615

This notification is made in accordance with DTR 3.1.4R(1)(a).

For press enquiries, please contact:
Andrew Reid                                                                +44 (0)20 7662 3131
Sarah Swailes                                                               +44 (0)20 7662 6700

For any other queries, please contact:
Elizabeth Nicholls, Head of Share Schemes/Share Registration
+44 (0)20 7662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 October, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary